 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd.

Room 1001, 10 / F, No. 25, North East Third Ring Road,

Chaoyang District, Beijing,

Chaoyang District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Resignation and Appointment of Chief Financial Officer

On August 2, 2024, Ms. Mingxiu Luan, the Chief Financial Officer (“CFO”) of TIAN RUIXIANG Holdings Ltd. (the “Company”), notified the Company of her resignation from the positions of CFO, effective immediately. Ms. Mingxiu Luan resigned from her position for personal reasons and has agreed to continue to comply with all applicable terms of her employment agreement with the Company. Ms. Mingxiu Luan has acknowledged that she has been paid all amounts due to her and is not entitled to any payments or benefits of any kind from the Company, and irrevocably and unconditionally releases the Company of and from all claims, demands, actions, and causes of actions.

On August 2, 2024, the nominating and corporate governance committee of the board of directors of the Company (the “Board”) recommended, and the Board approved and appointed Ms. Yue Wang to serve as the Company’s CFO for a term of three years from the date of the appointment. Ms. Yue Wang graduated from Shandong University of Finance and Economics in June 2018 with a Bachelor’s degree in Purchasing and Supply Management, and obtained a CPA certificate in China in 2023. Since July 2023, she has served as a senior financial manager at the Beijing Branch of Zhejiang Tianruixiang Insurance Brokerage Co., LTD., where she is responsible for investments, audits and other related work. From May 2020 to July 2023, she served as a finance manager at Beijing Yiyuanku Technology Co., LTD. From June 2018 to May 2020, she served as the overseas manager of the Qingdao Branch of Peihua Express International Logistics (China) Co., LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd.

Date: August 7, 2024	By:	/s/ Shen Xu
	Name:	Shen Xu
	Title:	Chief Executive Officer